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                      April 23, 2024

       David Lazar
       Chief Executive Officer
       Momentous Holdings Corporation
       300 Mamaroneck Ave.
       Apt. 201
       White Plains, NY 10605

                                                        Re: Momentous Holdings
Corporation
                                                            Form 10-K for the
Fiscal Year ended May 31, 2023
                                                            File No. 333-207163

       Dear David Lazar:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology